Exhibit (a)(5)(A)

Fluor Corporation	Keith Stephens / Brian Mershon
6700 Las Colinas Blvd	Media Relations
Irving, Texas 75039	469.398.7624 / 469.398.7621 tel

469.398.7000 main tel	Ken Lockwood / Jason Landkamer
469.398.7255 main fax	Investor Relations
469.398.7220 / 469.398.7222 tel

News Release

FLUOR NOTIFIES HOLDERS OF ITS 1.50% CONVERTIBLE SENIOR NOTES DUE 2024 OF THEIR PURCHASE OPTION

Irving, TX – January 14, 2009 – Fluor Corporation (NYSE: FLR) announced that holders of its 1.50% Convertible Senior Notes due 2024 (Notes) have the option to require Fluor to purchase their Notes on February 17, 2009 (Purchase Date) at a purchase price in cash of 100 percent of the principal amount of the Notes plus accrued and unpaid interest, if any, to (but excluding) the Purchase Date.  The Purchase Date is an Interest Payment Date under the terms of the Indenture.  Accordingly, interest accrued up to the Purchase Date will be paid to record holders as of the record date for such Interest Payment Date, and Fluor expects that there will be no accrued and unpaid interest due as part of the purchase price.  Unless Fluor defaults in the payment of the Purchase Price in accordance with the Indenture, interest on the purchased Notes will cease to accrue on and after the Purchase Date.  If all outstanding Notes are surrendered for purchase, the aggregate cash purchase price will be approximately $133.6 million.

Holders of Notes in certificated form may exercise their option to require Fluor to purchase their Notes by delivering a purchase notice to The Bank of New York Mellon Trust Company, N.A., the paying agent, before the expiration of the purchase option at 5:00 p.m., EST, on February 13, 2009.  Holders who are participants in The Depository Trust Company (DTC) need not submit a physical purchase notice but may exercise their option to require Fluor to purchase their Notes by surrendering their Notes through DTC’s Automated Tenders over the Participant Terminal System, subject to the terms and procedures of that system.

The Notes are also currently convertible into shares of Fluor’s common stock, at a rate of 35.9104 shares of Fluor’s common stock per $1,000 principal amount of the Notes, at the option of the holder and so long as conditions specified in the Notes and the Indenture are met.  Pursuant to the Notes and the Indenture, Fluor will satisfy its conversion obligation for each

$1,000 principal amount of the Notes by paying (i) an amount in cash (Election Amount) equal to the conversion rate multiplied by the average of the last reported sale prices of Fluor’s common stock for the ten trading days beginning on the trading day immediately following the date the holder submits the Notes for conversion (Cash Settlement Averaging Period) (provided, however, that the Election Amount will not be more than 100% of the principal amount of a Note) and (ii) a number of shares of Fluor’s common stock equal to the conversion rate minus (x) the Election Amount divided by (y) the average of the last reported sale prices of Fluor’s common stock during the Cash Settlement Averaging Period.  Fluor will deliver cash in lieu of any fractional shares.

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell any Notes.  As required by the rules of the Securities Exchange Commission, Fluor plans to file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission later today.  Fluor will make available to Note holders, directly or through DTC, documents specifying the terms, conditions and procedures for surrendering and withdrawing Notes for purchase (a copy of which will be attached as an exhibit to such Schedule TO).  None of Fluor, its Board of Directors or its employees has made or is making any representation or recommendation to any holder as to whether to exercise or refrain from exercising their option to require Fluor to purchase their Notes.  Note holders are encouraged to read these documents carefully before deciding whether to exercise their option to require Fluor to purchase their Notes as these documents contain important information regarding the details of Fluor’s obligation to purchase the Notes.  Holders of the Notes and other interested parties may obtain a free copy of these documents at the Securities and Exchange Commission’s website, www.sec.gov, at Fluor’s website, www.fluor.com, or from Fluor at 6700 Las Colinas Boulevard, Irving, Texas 75039, Attn: Investor Relations (Telephone: 1-469-398-7220).  The name and address of the paying agent in connection with the purchase of the Notes is The Bank of New York Mellon Trust Company, N.A., 101 Barclay Street, 7 East, New York, New York 10286, Attention: Diane Amoroso.  Questions and requests for assistance in connection with the purchase of the Notes may also be directed to Bondholder Relations at The Bank of New York Mellon Trust Company, N.A., at 1-800-438-5473.

About Fluor Corporation

Fluor Corporation (NYSE: FLR) provides services on a global basis in the fields of engineering, procurement, construction, operations, maintenance and project management.  Headquartered in Irving, Texas, Fluor is a FORTUNE 500 company with revenues of $16.7 billion in 2007.  For more information, visit www.fluor.com.

Forward-Looking Statements:  This release contains forward-looking statements, including, without limitation, statements relating to future events, including the timing of the filing of the Schedule TO with the Securities and Exchange Commission.  The forward-looking statements are based on current management expectations and involve risks and uncertainties. Actual results may differ materially as a result of a number of factors, including, among other things: the current worldwide financial crisis, which may cause or accelerate a number of the other factors listed below; customer cancellations of, or scope adjustments to, existing contracts that may be terminated at any time; decreased capital investment or expenditures, or a failure to make anticipated increased capital investment or expenditures, by Fluor’s customers; the availability of credit and restrictions imposed by credit facilities, both for Fluor and its customers; customer delays or defaults in making payments; the cyclical nature of many of the markets Fluor serves and vulnerability to downturns such as the current worldwide economic downturn; Fluor’s failure to receive anticipated new contract awards;  failure to meet timely completion or performance standards that could result in higher costs, reduced profits or, in some cases, losses on projects; competition in the industry; failure to obtain favorable results in existing or future litigation or dispute resolution proceedings; the potential impact of certain tax matters including, but not limited to, those from foreign operations and any audits by tax authorities; changes in global business, economic, political and social conditions; civil unrest, security issues, labor conditions or other unforeseeable events in the countries in which we do business;  the impact of environmental, health, safety, anti-bribery, international trade or other laws and regulations; and possible limitations on letter of credit or bonding capacity. Caution must be exercised in relying on these and other forward-looking statements. Due to known and unknown risks, Fluor’s results may differ materially from its expectations and projections.

Additional information concerning these and other factors can be found in press releases as well as Fluor’s public periodic filings with the Securities and Exchange Commission, including the discussion under the heading “Item 1A. Risk Factors” in the Company’s Form 10-K filed on February 29, 2008 as well as in the Company’s Form 10-Q filed on November 6, 2008. Such filings are available either publicly or upon request from Fluor’s Investor Relations Department: 1-469-398-7220. Except as otherwise required by law, Fluor undertakes no obligation to publicly update its forward-looking statements in light of new information or future events.